SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

THE GOLDMAN SACHS GROUP, INC.
(Name of Applicant)

200 West Street
New York, NY 10282
(Address of principal offices of Applicant)

APPLICATION PURSUANT TO
SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER EXEMPTING APPLICANT FROM CERTAIN PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

David Thomas Goldman Sachs & Co. LLC 200 West Street New York, New York 10282	David Plutzer Goldman Sachs & Co. LLC 200 West Street New York, New York 10282

Lawrence N. Barshay
Fried, Frank, Harris, Shriver & Jacobson LLP
1 New York Plaza
New York, New York 10004
This Application consists of 32 pages, including exhibits.

Exhibits

I.	SUMMARY
The Securities and Exchange Commission (the “Commission”) previously granted an order (the “Existing Order”) to The Goldman Sachs Group, Inc. (“GS Group” or the “Applicant”)1 in connection with the formation of limited partnerships, limited liability companies, business trusts or other entities as “employees’ securities companies” as defined in Section 2(a)(13) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Existing Order exempts such employees’ securities companies from all provisions of the 1940 Act except Section 9, certain provisions of Sections 17 and 30, Sections 36 through 53, and the rules and regulations under those sections. In reliance on the Existing Order, GS Group and its affiliates (“Affiliates”) as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (collectively, “Goldman Sachs” and each, a “Goldman Sachs Entity”) have established a number of employees’ securities companies (each, an “Existing Partnership”) prior to the date of the initial filing of this Application (the “Application”).

The Existing Partnerships have been operating in accordance with the terms and conditions of the Existing Order, and will continue to comply with the terms and conditions of the Existing Order after the date of the initial filing of this Application and after the date of a final determination on this Application by the Commission.

The Applicant requests a new order (the “New Order”) under Section 6(b) and 6(e) of the 1940 Act exempting any employees’ securities company established after the date of the initial filing of this Application (each, a “Partnership,” and collectively, the “Partnerships”) from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”).  With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicant requests a limited exemption as set forth in this Application.

The Applicant states that any Partnership offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

No form having been prescribed by the Commission, the Applicant proceeds under Rule 0-2 under the 1940 Act.

The Partnerships will be established primarily for the benefit of employees of Goldman Sachs as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms, to facilitate the recruitment of high caliber professionals, and to align the financial interests of Eligible Employees (as defined below) with those of Goldman Sachs’ clients. A Goldman Sachs Entity will control the Partnerships within the meaning of Section 2(a)(9) of the 1940 Act. Each Partnership will be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

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1 The Goldman Sachs Group, L.P., Investment Company Act Release Nos. IC-23329 (July 22, 1998) (notice) and 23390 (August 14, 1998) (order), File No. 813-168.  The Existing Order was issued to The Goldman Sachs Group, L.P.  The Goldman Sachs Group, Inc. was formed to succeed to the business of The Goldman Sachs Group, L.P.

All partners or members of, or other investors in the Partnerships other than the General Partner (the “Limited Partners”) will be informed that (i) interests in the Partnerships will be sold in a transaction exempt under Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), or Regulation D or Regulation S promulgated thereunder, and thus are offered without registration under the 1933 Act and the protections afforded by that law, and (ii) the Partnerships will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.

The Applicant believes that, in view of the facts described below and the conditions contained in this Application, concerns of abuse of investors and overreaching, which the 1940 Act was designed to prevent, will not be present.

II.	STATEMENT OF FACTS
A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:
A.	Organization of the Partnerships
Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. Founded in 1869, Goldman Sachs is headquartered in New York and maintains offices in all major financial centers around the world.

Each of the Partnerships will be a limited partnership, limited liability company, corporation, business trust or other entity organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction. (A Partnership may be organized under the laws of a non-U.S. jurisdiction to facilitate the tax, legal and regulatory objectives of Goldman Sachs’ employees.) The General Partner of each Partnership will be an Affiliate of GS Group. The term “General Partner” shall hereinafter refer to any Affiliate that is or will be an Affiliate of GS Group which acts as the general partner or manager of a Partnership.

B.	Eligible Employees and Qualified Participants
Limited partner interests or similar ownership interests in the Partnerships (“Interests”) will be offered without registration in transactions under a claim of exemption pursuant to Section 4(a)(2) of the 1933 Act or Regulation D or Regulation S2 thereunder and will be sold only to “Qualified Participants,” which term refers to: (i) current or former employees, officers or directors, or current Consultants (as defined below) of Goldman Sachs (“Eligible Employees”), (ii) spouses (or spousal equivalents), parents, children, spouses (or spousal equivalents) of children, brothers, sisters or grandchildren of an Eligible Employee, including step and adoptive relationships (“Eligible Family Members”), (iii) a trust of which a trustee, grantor and/or beneficiary is an Eligible Employee, a partnership, corporation or other entity controlled by an Eligible Employee, or a trust or other entity established solely for the benefit of an Eligible Employee or his or her Eligible Family Members (“Qualified Investment Vehicles”), or (iv) Goldman Sachs Entities. Prior to offering Interests to an Eligible Employee, the General Partner must reasonably believe that each Eligible Employee that is required to make an investment decision with respect to whether or not to participate in a Partnership will be a sophisticated investor capable of understanding and evaluating the risks of participating in such Partnership without the benefit of regulatory safeguards. The General Partner may impose more restrictive suitability standards in its sole discretion. Whenever Goldman Sachs, the General Partner, or any other person acting for or on behalf of the Partnerships is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Partnerships and their security holders.

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2 Applicant may rely on Regulation S to offer Interests in a Partnership to Qualified Participants (as defined below) who are based outside of the United States and are not U.S. persons (as defined in Regulation S) in order to create investment opportunities for such persons.  The Applicant may also offer Interests to such persons in reliance on Regulation D.  Any such persons will be required to meet the eligibility criteria described herein in order to participate in a Partnership.

Participation in a Partnership will be voluntary on the part of the Eligible Employee. Goldman Sachs may purchase or otherwise acquire Interests in a Partnership which it may subsequently offer in private transactions on a discretionary basis to certain Eligible Employees, including those who are not Eligible Employees at the time of the Partnership’s original offering but become Eligible Employees in the future.  All Interests, whether acquired by Eligible Employees in connection with the original offering or a subsequent offering by Goldman Sachs, may be subject to vesting arrangements to be determined by Goldman Sachs.

Eligible Employees (other than Consultants, which may qualify as described below) and Eligible Family Members will be required to meet the standards of an “accredited investor” (“Accredited Investor”) under Rule 501(a)(5), 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D, except for a limited number of employees of Goldman Sachs3 (“Non-Accredited Investors”). A Partnership may not have more than 35 Non-Accredited Investors.

Each Qualified Investment Vehicle must meet the standards of an Accredited Investor under Rule 501(a) of Regulation D.  The inclusion of partnerships, corporations or other entities that are controlled by Eligible Employees who are individuals in the definition of Qualified Investment Vehicle is intended to enable these individuals to make investments in the Partnerships through personal investment vehicles over which they exercise investment discretion or other investment vehicles the management or affairs of which they otherwise control. Individuals often form these types of investment vehicles for the purpose of implementing their personal and family investment and estate planning objectives. Accordingly, there is a close nexus between Goldman Sachs and the investment vehicle through the individual who controls the vehicle. Depending upon the purpose the investment vehicle was intended to serve, the individual and/or the individual’s family members also may have a significant economic interest in the investment vehicle.

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3 Such employees must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the 1933 Act and may be permitted to invest his or her own funds in the Partnership if, at the time of the employee’s investment in a Partnership, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.

Because of the requirements described above, Interests in each Partnership will be held by persons and entities with a close nexus to Goldman Sachs through employment (or other ongoing relationship in the case of Consultants (as described below)) and/or family ties. However, the status of an individual or entity as an Eligible Family Member or Qualified Investment Vehicle will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below under “Terms of the Partnerships.”4 The General Partner or a Goldman Sachs Entity will have the absolute right to purchase any Interest for its fair value if the General Partner determines in good faith that any Qualified Participant’s continued ownership of such Interest in a Partnership jeopardizes such Partnership’s status as an “employees’ securities company” under the 1940 Act.

In addition, in order to further ensure that the close nexus between the Qualified Participants of a Partnership and Goldman Sachs is maintained, the terms of each Partnership Agreement for a Partnership will provide that any Eligible Family Member participating in such Partnership (either through direct beneficial ownership of an Interest or as an indirect beneficial owner through a Qualified Investment Vehicle) cannot, in any event, be more than two generations removed from an Eligible Employee. If a person more than two generations removed (e.g., a great-grandchild) becomes the beneficial owner of an Interest, the Partnership will be required to repurchase the Interest from such person at fair value or otherwise cause such Interest to be transferred by such person for fair value.

It is anticipated that, at the sole discretion of the General Partner, consultants or business or legal advisors of Goldman Sachs may be offered the opportunity to participate in the Partnerships. Goldman Sachs believes that persons or entities whom Goldman Sachs has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to Goldman Sachs (“Consultants”) share a community of interest with Goldman Sachs and Goldman Sachs employees. In order to participate in the Partnerships, Consultants must be engaged by Goldman Sachs at the time the Interests are offered and will be required to be sophisticated investors who qualify as Accredited Investors under Rule 501(a) of Regulation D. Eligible Family Members and Qualified Investment Vehicles of Consultants may invest in a Partnership. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to Goldman Sachs and will be required to qualify as Accredited Investors under Rule 501(a) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of Goldman Sachs and who have an interest in maintaining an ongoing relationship with Goldman Sachs. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and its Affiliates and/or the officers of Goldman Sachs responsible for making investments for the Partnerships similar to the access afforded other Eligible Employees who are employees, officers or directors5 of Goldman Sachs. Accordingly, there is a close nexus between Goldman Sachs and such entities.

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4 As permitted under Section 2(a)(13) of the 1940 Act, Interests may be held by Eligible Employees and their Eligible Family Members or Qualified Investment Vehicles.
5 All references to directors or boards of directors made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “managers” or “boards of managers” of a Delaware limited liability company).

Interests in each Partnership will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Partnership as a Partner unless such person is (i) an Eligible Employee, (ii) an Eligible Family Member, (iii) a Qualified Investment Vehicle, or (iv) a Goldman Sachs Entity. Consequently, the limitations on the transferability of Interests in the Partnership ensure that the community of interest among the Qualified Participants will continue through the life of the Partnership.

Eligible Employees will be experienced professionals in investment and financial planning, including securities and insurance brokerage, investment banking, asset management, banking, cash management and trust services, investment management or related financial services businesses, or in administrative, financial, accounting, legal, marketing or operational activities related thereto. Many will have both undergraduate and graduate degrees.

C.	Terms of the Partnerships
Goldman Sachs has offered and proposes to continue to offer various investment programs for the benefit of its Eligible Employees.6 These programs may be structured as different Partnerships, or as separate plans within the same Partnership or as a master limited partnership in which one or more Partnerships and/or Goldman Sachs invest as limited partners and a Goldman Sachs Entity serves as the General Partner. Interests in these Partnerships will be sold without a sales load.  The terms of these programs are likely to differ from one another.

Interests in a Partnership may be issued in one or more classes or series, each of which corresponds to particular Partnership investments (each, a “Series”).  In such event, each Series will be an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act.

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6 A proposed investment program may be offered only to certain Eligible Employees.

In some instances, Goldman Sachs may provide a portion of the initial capital for a Partnership in order that the Partnership can satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder).  As Qualified Participants purchase interests in the Partnership over time, Goldman Sachs may withdraw its capital or sell its capital commitments to Qualified Participants.  These practices will be fully disclosed to Qualified Participants.

The purchase price for an interest in a Partnership may be payable in full upon subscription or in installments as determined by the Partnership’s General Partner.  A Partnership may permit capital contributions to be payable in a manner that varies from other Partnerships, including payment through capital calls.  The terms and conditions relating to payment of the purchase price and capital contributions will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents.

While the terms of a Partnership will be determined by Goldman Sachs in its discretion, these terms will be fully disclosed to each Qualified Participant at the time the Qualified Participant is invited to participate in the Partnership. Among other things, each Qualified Participant will be furnished with offering materials, including a copy of the partnership agreement or other organizational document (the “Partnership Agreement”) for the relevant Partnership or a description of the terms of the relevant Partnership, which will set forth at a minimum the following terms of the proposed investment program, if applicable:

(i) whether Goldman Sachs will make a co-investment in the same portfolio securities as the Partnership, and the terms generally applicable to the Partnership’s investment as compared to those of Goldman Sachs’ investment;

(ii) the maximum amount of capital contributions that a Qualified Participant will be required to make to the Partnership during the term of the relevant investment program, or the manner in which such amount will be determined, and the manner in which the capital contributions will be applied towards investments made, and expenses incurred, by the Partnership;

(iii) whether the General Partner or a Goldman Sachs Entity will offer to make any loans to a Qualified Participant to purchase the Interest in the Partnership and, if so, the terms of such loans;7

(iv) whether the General Partner, Goldman Sachs, or any employees of the General Partner or Goldman Sachs will be entitled to receive any compensation from the Partnership, including a performance-based fee or allocation (such as a “carried interest”)8 based on the gains and losses of the investment program, or of the Partnership’s investment portfolio and, if so, the terms of such compensation or performance-based fee or allocation;

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7 A Qualified Participant will not borrow from any person if such borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of a Partnership (other than short-term paper).

8 A “carried interest” is an allocation to the General Partner, a Limited Partner or the Goldman Sachs Entity acting as the investment adviser to a Partnership based on net gains in addition to the amount allocable to any such entity in proportion to its capital contributions. A General Partner, Limited Partner or Goldman Sachs Entity that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”) may charge a carried interest only if permitted by Rule 205-3 under the Advisers Act. Any carried interest paid to a General Partner, Limited Partner or Goldman Sachs Entity that is not registered under the Advisers Act also may be paid only if permitted by Rule 205-3 under the Advisers Act as if such entity were registered under the Advisers Act.

(v) whether the General Partner or a Goldman Sachs Entity will acquire a senior or preferred limited partner interest or other senior equity interest in the Partnership or will make any capital contributions or loans to the Partnership and, if so, the terms applicable to the General Partner’s or the Goldman Sachs Entity’s investment in the Partnership or its extension of credit to the Partnership, provided that the applicable rate will be no less favorable than the rate obtainable in an arm’s length transaction; any indebtedness of the Partnership, other than indebtedness incurred specifically on behalf of a Limited Partner  where the Limited Partner has agreed to guarantee the loan or to act as co-obligor on the loan, will be the debt of the Partnership and without recourse to the Limited Partners; and whether the Partnership may borrow from an unaffiliated third party;9

(vi) the consequences to a Limited Partner who defaults on such Limited Partner’s obligation to fund required capital contributions to the Partnership (including whether such defaulting person’s Interest in existing and future investments will be affected and, if so, the nature of such effects), provided that the General Partner will not elect to exercise any alternative involving the forfeiture by the defaulting person of a portion of such person’s capital account if the General Partner determines that the defaulting person at the time of default is suffering from, or will suffer, severe hardship as a result of such forfeiture; and

(vii) whether any vesting and forfeiture provisions will apply to a Limited Partner’s Interest in the Partnership and, if so, the terms of such vesting and forfeiture provisions.10

The organizational documents for, and any other contractual arrangement regarding, a Partnership will not contain any provision which protects or purports to protect Goldman Sachs, the General Partner, or their delegates against any liability to the Partnerships or their security holders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

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9 A Partnership may, subject to the terms and conditions set out herein, make investments in issuers that are portfolio companies of funds managed by Goldman Sachs, and such investments may take the form of loans or other extension of credit.  However, a Partnership will not lend funds to any Goldman Sachs Entity. No Partnership will borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of the Partnership (other than short-term paper).
10 The offering documents will disclose such items as risk, leverage, and the manner of allocating profits and losses and distributions. Events that would trigger the dissolution of a Partnership and what would happen to a Partnership’s assets under dissolution will also be disclosed.

Each governing document of a Partnership will describe the consequences, if any, for a Limited Partner’s interest in the event of termination of the Limited Partner’s (or relevant Eligible Employee’s) employment with Goldman Sachs or role as a consultant, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, disability, retirement or otherwise, such as whether a Goldman Sachs Entity will be required to or will have the option to acquire all or a part of the Limited Partner’s interest. Even if a part of a Limited Partner’s interest is acquired or cancelled by Goldman Sachs, such Limited Partner may still be required to make additional capital contributions for the payment of fees or expenses relating to Partnership investments in which such Limited Partner retains an interest.

Upon any repurchase or cancellation of a Limited Partner’s Interest, the General Partner will at a minimum pay to the Limited Partner the lesser of (i) the amount actually paid by the Limited Partner to acquire the Interest, plus interest (as reasonably determined by the General Partner), less those amounts returned to the Limited Partner as distributions, and (ii) the fair value, determined at the time of repurchase or cancellation in good faith by the General Partner, of such Interest. If a Limited Partner financed any part of its acquisition of an Interest or capital commitment thereunder by borrowing from a Goldman Sachs Entity, upon such repurchase or cancellation, the entire amount of the loan may come due. Goldman Sachs shall be entitled to offset against the payment for a purchased or cancelled interest (i) any outstanding principal amount of, and unpaid interest on, any loans made by Goldman Sachs to such Limited Partner to acquire such Interest and (ii) the costs of repurchasing or cancelling such Interest, such as legal fees and administrative expenses. In addition, if the Limited Partner has pledged such Interest to secure any such loan, Goldman Sachs may foreclose upon such Interest upon any failure to repay such loan when due.

The vesting, forfeiture, repurchase and cancellation of Interests will generally apply equally to any Eligible Family Member or Qualified Investment Vehicle of an Eligible Employee under the circumstances where such Eligible Employee has triggered such provisions. The vesting, forfeiture, repurchase and cancellation provisions (and the events that trigger such provisions) will be fully disclosed in the offering documents.

A Partnership may permit a Limited Partner to purchase or redeem Interests at any time and from time to time, at the discretion of the General Partner, as described in the Partnership’s Partnership Agreement and offering documents.

D.	Registration of an Investment Adviser Pursuant to the Investment Advisers Act of 1940
The Goldman Sachs Entity acting as the investment adviser to a Partnership (the “Investment Adviser”), including, if applicable, the General Partner, will be registered as an investment adviser under the Advisers Act, if required under applicable law. The determination as to whether a General Partner or other investment adviser is required to register under the Advisers Act will be made by Goldman Sachs; no relief in respect of such determination is requested herein. The Applicant represents and concedes that each of the individuals who manage the day-to-day affairs of the Partnerships and the General Partner is, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Partnerships within the meaning of Section 9 of the 1940 Act and an “officer, director, member of any advisory board, investment adviser or depositor” within the meaning of Section 36 of the 1940 Act and are subject to those sections.

E.	Investments and Operations
Each of the Partnerships will operate as a diversified or non-diversified, closed-end investment company of the management type within the meaning of the 1940 Act; provided, that the governing documents of a Partnership may provide for periodic subscriptions and redemptions. The investment objective of each Partnership and whether it will operate as a diversified or non-diversified closed-end vehicle may vary from Partnership to Partnership, and will be set forth in the offering documents relating to the specific Partnership. Partnerships may be expected to seek capital appreciation through speculative and high-risk investments. Potential investments for the Partnerships include a wide variety of U.S. and non-U.S. assets, including but not limited to public and private debt and equity securities, real estate, commodity futures, derivatives and other financial assets. Investments may be made either directly or indirectly through one or more other pooled investment vehicles (including private funds relying on Sections 3(c)(1) and 3(c)(7) and other exemptions from registration under the 1940 Act)11 and registered investment companies sponsored or managed by Goldman Sachs or by third parties.12 Pending investment of capital contributions, reinvestment of proceeds of investments and distribution of proceeds to Partners, a Partnership’s funds may be invested in short-term investments, including with affiliates of Goldman Sachs. The Partnership may borrow money for investment purposes.13 All Partnership investments are referred to herein collectively as “Portfolio Investments.”

The General Partner of each Partnership will manage, operate and control that Partnership. However, the General Partner will be authorized to delegate investment management responsibility with respect to the acquisition, management and disposition of Portfolio Investments to a Goldman Sachs Entity or to a committee (or other similar group)14 of Goldman Sachs employees, provided that the ultimate responsibility for and control of each Partnership remain with the General Partner. The General Partner will delegate management responsibility only to entities that control, are controlled by, or are under common control with Goldman Sachs. As described above, any Goldman Sachs Entity that is delegated the responsibility of making investment decisions for the Partnership will be registered as an investment adviser under the Advisers Act (or, in the case of a committee (or other similar group) of Goldman Sachs employees, be reflected in the Form ADV of the applicable Goldman Sachs Entity) if required under applicable law. In addition, the General Partner of a Partnership may, in the case of certain investment programs, contribute substantial funds to the Partnerships or to entities (including Goldman Sachs Third Party Funds (as defined below)) in which the Partnership will invest, in addition to the capital contributions of the Partnerships’ Limited Partners, for Portfolio Investments.

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11 No Partnership will invest in an entity relying on Section 3(c)(1) of the 1940 Act, unless the Partnership is able to rely on McKinsey & Co. Inc., SEC Staff No-Action Letter (February 23, 1989). Applicant is not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern a Partnership’s eligibility to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or such entity’s status under the 1940 Act.
12 In addition, one Partnership may also invest in another Partnership. For example, a Partnership established under non-U.S. law may be organized primarily for non-U.S. Eligible Employees that would invest in a Partnership established under U.S. law primarily with U.S. resident Eligible Employees in order to more efficiently address U.S. or non-U.S. tax issues.
13 See supra note 7.
14 The reference to “other similar group” is intended to capture a group of employees that may not constitute a formal committee, but may exercise similar discretion.

The General Partner will provide Limited Partners of the Partnerships access to information concerning their Partnership’s operations and results as described below under “Reports and Accounting.” A Partnership may directly engage, or the General Partner may delegate to and pay, unaffiliated third parties to provide administrative, bookkeeping, financial statement and tax accounting and other similar administrative services.

It is expected that some of the investment programs will be structured in which a Partnership will co-invest in one or more portfolio companies (or a pooled investment vehicle) with Goldman Sachs, or with or in an investment fund or separate account, organized primarily for the benefit of investors who are not affiliated with Goldman Sachs,15 over which a Goldman Sachs Entity or an Unaffiliated Subadviser (as defined below) exercises investment discretion or which is sponsored by a Goldman Sachs Entity (a “Goldman Sachs Third Party Fund”). Side-by-side investments held by a Goldman Sachs Third Party Fund, or by a Goldman Sachs Entity in a transaction in which the Goldman Sachs investment was made pursuant to a contractual obligation to a Goldman Sachs Third Party Fund, will not be subject to the restrictions contained in Condition 3 in Part III – Applicant’s Conditions, below. All other side-by-side investments held by Goldman Sachs Entities will be subject to the restrictions contained in Condition 3 below.

Applicant believes that the interests of the Eligible Employees participating in a Partnership will be adequately protected even in situations where Condition 3 does not apply. In structuring a Goldman Sachs Third Party Fund, it is common for the unaffiliated investors of such fund to require that Goldman Sachs invest its own capital in fund investments, either through the fund or on a side-by-side basis, and that such Goldman Sachs investments be subject to substantially the same terms as those applicable to the fund’s investments. It is important to Goldman Sachs that the interests of the Goldman Sachs Third Party Fund take priority over the interests of the Partnerships, and that the activities of the Goldman Sachs Third Party Fund not be burdened or otherwise affected by activities of the Partnerships. If Condition 3 were to apply to Goldman Sachs’ investment in these situations, the effect of such a requirement would be to indirectly burden the Goldman Sachs Third Party Fund with the requirements of Condition 3. In addition, the relationship of a Partnership to a Goldman Sachs Third Party Fund, in the context of this Application, is fundamentally different from such Partnership’s relationship to Goldman Sachs. The focus of, and the rationale for, the protections contained in this Application are to protect the Partnerships from any overreaching by Goldman Sachs in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-a-vis the investors of a Goldman Sachs Third Party Fund.

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15 These unaffiliated investors include U.S. and non-U.S. institutional investors such as public and private pension funds, foundations, endowments, and corporations, and high net worth individuals resident in and outside of the United States.

It is also possible that an investment program may be structured in which a Partnership will invest in an investment fund or pooled investment vehicle for which entities or persons unaffiliated with Goldman Sachs are the sponsors or investment advisers (a “Third Party Sponsored Fund”). Any Goldman Sachs Entity’s (other than a Goldman Sachs Third Party Fund’s) co-investment in a Third Party Sponsored Fund will be subject to the restrictions contained in Condition 3 below. The General Partner will not delegate management and investment discretion for the Partnership to the sponsor of the Third Party Sponsored Fund.

If a General Partner elects to recommend that a Partnership enter into any side-by-side investment with an unaffiliated entity (including, a Third Party Sponsored Fund), the General Partner will be permitted to engage as a sub-investment adviser the unaffiliated entity (an “Unaffiliated Subadviser”), which will be responsible for the management of such side-by-side investment.

If an Unaffiliated Subadviser is entitled to receive a carried interest, it may also act as an additional General Partner of a Partnership solely in order to address certain tax issues relating to such carried interest. In all such instances, however, a Goldman Sachs Entity will also be a General Partner of the Partnership and will have exclusive responsibility for making the determinations required to be made by the General Partner under this Application. No Unaffiliated Subadviser will beneficially own any outstanding securities of any Partnership.

A Partnership will not acquire any security issued by a registered investment company if immediately after such acquisition, such Partnership will own more than 3% of the outstanding voting stock of the registered investment company.  In addition, a Partnership may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.

Subject to the terms of the applicable Partnership Agreement, a Partnership will be permitted to enter into transactions involving (i) a Goldman Sachs Entity, (ii) a portfolio company, (iii) any Limited Partner or person or entity affiliated with a Limited Partner, (iv) a Goldman Sachs Third Party Fund, or (v) any person or entity who is not affiliated with Goldman Sachs and is a partner or other investor in a Goldman Sachs Third Party Fund or a Third Party Sponsored Fund (a “Third Party Investor”). Such transactions may include, without limitation, the purchase or sale by the Partnership of an investment, or an interest therein, from or to any Goldman Sachs Entity or Goldman Sachs Third Party Fund, acting as principal. With regard to such transactions, the General Partner must determine prior to entering into such transaction that the terms thereof are fair to the Limited Partners participating in the relevant investment program and the Partnership, in addition to satisfying any requirements in the organizational document for the Goldman Sachs Third Party Fund or the Third Party Sponsored Fund.

A Goldman Sachs Entity (including the General Partner), acting as an agent or broker, may receive placement fees, advisory fees or other compensation from a Partnership or a portfolio company in connection with the purchase or sale by the Partnership of securities (paid directly or indirectly by a Goldman Sachs Third Party Fund or a Third Party Sponsored Fund); provided that such placement fees, advisory fees or other compensation from a Partnership can be deemed to be “usual and customary” in the manner described below.

For purposes of this Application, the Goldman Sachs Entity will be permitted to charge such fees or otherwise receive such compensation in a transaction from a Partnership, and such fees or other compensation will be deemed to be “usual and customary,” if (i) the Partnership is purchasing or selling securities (directly or indirectly) alongside other unaffiliated third parties (including Goldman Sachs Third Party Funds or Third Party Investors) who are also similarly purchasing or selling securities, (ii) the fees or other compensation that are being charged to the Partnership (directly or indirectly) are also being charged (on a pro rata basis) to the unaffiliated third parties (including Goldman Sachs Third Party Funds or Third Party Investors), and (iii) the amount of securities being purchased or sold by the Partnership (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Partnership (directly or indirectly) and the unaffiliated third parties (including Goldman Sachs Third Party Funds and Third Party Investors).

A comparison of brokerage commissions or other remuneration charged by a Goldman Sachs Entity can readily be made to that charged by other firms for providing execution services for comparable trades of similar securities on an exchange during a comparable period of time, as required under Rule 17e-l under the 1940 Act. However, such comparisons are not as feasible or readily determinable in the context of compensation for investment banking services, such as financial advisory fees and private placement fees. Fees for investment banking services are extremely transaction specific and reflect the scope and nature of the services (and the “value added” component) furnished by the particular investment banking firm to the particular transaction. These transaction- and firm-specific factors make it inherently difficult to establish a universe of “comparables” with the compensation earned by other firms. Applicant believes that the interests of the Eligible Employees participating in a Partnership will be adequately protected because the requirement described in clause (ii) above ensures that the amount of such compensation will be determined on the basis of arm’s length negotiations between unaffiliated parties.

In addition, a Goldman Sachs Entity (including the General Partner) may provide a full range of financial services or asset management or other services, as well as provide financing in the form of debt or equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith, from entities in which a Partnership (directly or indirectly) makes an investment, from competitors of such entities or from other unaffiliated persons or entities. Such fees or other compensation may include, without limitation, transaction fees, closing fees, monitoring fees, service fees, commitment fees, advisory fees, placement fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, and compensation in the form of carried interests entitling the Goldman Sachs Entity to share disproportionately in income or capital gains or similar compensation. A Goldman Sachs Entity may also engage in market-making activities with respect to the securities of entities in which a Partnership makes an investment or competitors of such entities. Employees of Goldman Sachs may serve as officers or directors of such entities pursuant to rights held by a Partnership or Goldman Sachs to designate such officers or directors, and receive officers’ and directors’ fees and expense reimbursement in connection with such services. Any such fees or other compensation or expense reimbursement received by Goldman Sachs will generally not be shared with any Partnership. Goldman Sachs, the General Partner, the Investment Adviser, and any other person acting for or on behalf of the Partnerships shall act in the best interest of the Partnerships and their security holders.

F.	Distributions
The profits and losses of a Partnership will be determined in compliance with applicable tax rules and regulations and in accordance with the governing documents of the Partnership. Unless otherwise specifically provided in a governing document, the capital accounts of the Limited Partners will not be reduced below zero. Distributions of Partnership profits will be made at the time and in the amounts determined by the General Partner in accordance with the terms of the governing documents. The General Partner will have discretion in distributing cash and proceeds from the Partnership investments to the Limited Partners.
The General Partner may, in its sole discretion, establish reserves for liabilities and expenses of the Partnership, invest such proceeds in temporary investments and/or hold back such proceeds and use them to fund the Partnership’s pro rata shares of any liabilities or contingencies of the Partnership’s investments. Securities being distributed in kind will be valued at fair market value in good faith by Goldman Sachs or by an independent third party appointed by Goldman Sachs. At the discretion of the General Partner, distributions may also be made to enable the Limited Partners to pay taxes on attributable income.
G.	Reports and Accounting
Each Partnership will send its Limited Partners an annual financial statement in accordance with Rule 206(4)-2(b)(4)(i) under the Advisers Act.  The annual financial statements of each Partnership will be audited by independent certified public accountants, except under certain circumstances in the case of Partnerships formed to make a single Portfolio Investment.16 For purposes of this requirement, “audit” shall have the meaning defined in rule 1-02(d) of Regulation S-X. In addition, to enable Limited Partners to determine the U.S. federal and state income tax consequences of their investments, as soon as practicable after the end of each tax year of a Partnership, a report will be transmitted to each Limited Partner showing such Limited Partner’s share of income, gains, losses, credits, deductions, and other tax items for U.S. federal income tax purposes, resulting from the Partnership’s operations during that year.

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16 In such cases, audited financial statements will be prepared for either the Partnership or the entity that is the subject of the Portfolio Investment. The latter may be appropriate where the costs of preparing audited financial statements for the Partnership, which would be borne by the Partnership (and indirectly by the Partners), would outweigh the benefits of providing such statements. If audited financial statements were prepared for the entity that is the subject of a Portfolio Investment, a Partner would be able to understand the financial condition of the Partnership by reviewing the Partnership’s unaudited financial statements along with the audited financial statements prepared for such entity. Because the audited statements for the Partnership would necessarily rely on the audited statements prepared for such entity, the additional expenses incurred to audit the Partnership’s statements would not be expected to provide a meaningful amount of additional information regarding the Partnership’s financial condition.

In addition, to the extent provided in the governing documents, the Partnership will provide each non-U.S. Limited Partner with such information as may be reasonably necessary to enable such non-U.S. Limited Partner to prepare non-U.S. income tax returns, provided that the non-U.S. Limited Partner has notified the General Partner of the specific information required by the jurisdiction or jurisdictions for which such non-U.S. Limited Partner will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided that complying with the information request does not impose an undue or disproportionate burden on the General Partner.
H.	Partnership Term and Dissolution
The term of a Partnership will be set forth in its governing documents.  Each Partnership may be dissolved prior to the expiration of its term upon the occurrence of specified events, also set forth in its governing documents.  Upon dissolution of a Partnership, the Partnership’s assets will be distributed in accordance with its governing documents.

III.	REQUEST FOR ORDER
A.	Applicable 1940 Act Provisions
Section 2(a)(13) of the 1940 Act defines “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the rules and regulations thereunder, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the 1940 Act from which the company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested, and the relationship between the company and the issuers of the securities in which it invests.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Section 6(e) of the 1940 Act provides that the Commission may determine as necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations with such company, as though such company were a registered investment company.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commissions with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain persons affiliated with an investment company, acting as principal, from knowingly selling any security or other property to the investment company or knowingly purchasing a security or other property from the investment company. Among the persons precluded from dealing as principal with an investment company under Section 17(a) are: (a) any affiliated person of the investment company; and (b) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an order granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such a person, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(e) of the 1940 Act, in the absence of an order granted by the Commission, precludes any affiliated person of an investment company, or any affiliated persons of such a person, acting as agent or broker, from receiving any compensation in connection with the purchase or sale of property or securities to or from the company other than the usual and customary brokerage commissions or underwriting fees. Rule 17e-1 promulgated thereunder provides that such compensation may be deemed usual and customary if certain conditions are met, including certain actions and approvals by a majority of the directors who are not interested persons as set forth in Rule 17e-1(b). Rule 17e-1(c) provides that the board of directors of an investment company must satisfy the fund governance standards of Rule 0-1(a)(7).

Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians. Rule 17f-1 promulgated under Section 17(f) imposes certain requirements when the custodian is a member of a national securities exchange. Rule 17f-2 promulgated under Section 17(f) allows an investment company to act as self-custodian, subject to certain requirements.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder. Rule 17g-l requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act. Paragraph (j)(3) of Rule 17g-1 provides that the board of directors of an investment company must satisfy the fund governance standards of Rule 0-1(a)(7).

Section 17(j) and paragraph (b) of Rule 17j-1 make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-l also requires that every registered investment company adopt a written code of ethics and that every access person of a registered company report personal securities transactions.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for an investment company to its shareholders and the Commission. Section 30(h) sets forth certain reporting requirements applicable to key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser of a closed-end investment company pursuant to Section 16 of the Securities Exchange Act of 1934 (the “1934 Act”).

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rule-making, investigation and enforcement powers under the 1940 Act and the rules and regulations thereunder.

Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

B.	Discussion
Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the 1940 Act to the extent that such exemption is consistent with the protection of investors. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940 Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary. On the basis of the foregoing statement of facts, the Applicant submits that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:

1. each Partnership will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the 1940 Act; all persons who will be officers and directors of the General Partner will be directors, officers or other employees of Goldman Sachs and all Limited Partners of such Partnership will be Qualified Participants; each Eligible Employee will be an Accredited Investor under the requirements set forth in Rule 501(a)(5), 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D, except for a maximum of 35 Non-Accredited Investors; and the fact that no sales load, advisory fee or compensation (other than the management fee, the carried interest and/or other compensation provided for in the applicable Partnership Agreement, if any) is payable directly or indirectly to the General Partner by such Partnership;

2. with respect to each Partnership, the substantial community of economic and other interests among Goldman Sachs, the General Partner and the Limited Partners of such Partnership, taking into consideration the concern of Goldman Sachs with the morale of its personnel and the importance to Goldman Sachs of attracting and retaining its personnel, and the absence of any public group of investors;
3. the fact that any investment program for a Partnership will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Partnership and will not be promoted to Eligible Employees by persons outside of Goldman Sachs seeking to profit from fees for investment advice or from the distribution of securities;
4. the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Partnership considers a (i) co-investment with Goldman Sachs, or (ii) purchase or sale to or from Goldman Sachs; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the General Partner of such Partnership and on the part of such Partnership, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Limited Partners of such Partnership with respect to such matters as independent accountants, the furnishing of reports to Limited Partners of such Partnership, and in the conditions and other restrictions on such Partnership’s operations contained in this Application; and
5. the fact that Eligible Employees will be professionals in investment and financial planning, including securities and insurance brokerage, investment banking, asset management, banking, cash management and trust services, investment management or related financial services businesses, or in administrative, financial, accounting, legal, marketing or operational activities related thereto, who meet the current standard of Accredited Investor under the requirements set forth in Rule 501(a)(5), 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D (except as described above) and, in the reasonable belief of the General Partner, are each equipped by experience and education to understand and evaluate the structure, management and plan of each Partnership as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Partnership and to understand that Interests in such Partnership are being offered without registration under the 1940 Act and the 1933 Act and the protections afforded thereby.
  WHEREFORE, the Applicant respectfully requests that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Applicant and any Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Section 9, certain provisions of Sections 17 and 30, Sections 36 through 53, and the rules and regulations thereunder (“Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g) and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder, Rule 38a-1 under the 1940 Act, the Applicant requests a limited exemption as set forth in this Application.

Section 17(a).  The Applicant requests an exemption from Section 17(a) of the 1940 Act to the extent necessary to (a) permit a Goldman Sachs Entity or a Goldman Sachs Third Party Fund, acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by such Partnership; (b) permit any Partnership to invest in or engage in any transaction with any Goldman Sachs Entity or Goldman Sachs Third Party Fund, acting as principal, (i) in which such Partnership, any company controlled by such Partnership or any Goldman Sachs Entity or Goldman Sachs Third Party Fund has invested or will invest, or (ii) with which such Partnership, any company controlled by such Partnership or any Goldman Sachs Entity or Goldman Sachs Third Party Fund is or will become otherwise affiliated; and (c) permit any Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with a Partnership or any company controlled by the Partnership. The transactions to which any Partnership is a party will be effected only after a determination by the General Partner that the requirements of Condition l below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable Partnership Agreement.  To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

The principal reason for the requested exemption is to ensure that each Partnership will be able to invest in companies, properties, or vehicles in which Goldman Sachs, or its employees, officers, directors or Consultants, may make or have already made an investment.

The relief is also requested to permit each Partnership the flexibility to deal with its Portfolio Investments in the manner the General Partner deems most advantageous to all Limited Partners in the Partnership, or as required by Goldman Sachs or the Partnership’s other co-investors, including without limitation borrowing funds from a Goldman Sachs Entity, restructuring its investments, having its investments redeemed, tendering such Partnership’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption, Section 17(a) may restrict a Partnership in its ability to negotiate such favorable terms. Indeed, without the requested relief the General Partner may be unable to achieve the best possible returns for such Partnership or to effectuate the investment program contemplated by Goldman Sachs, such Partnership and its Limited Partners. The requested exemption is also sought to ensure that each Partnership or any company controlled by such Partnership will have the ability to buy and sell securities in underwritten offerings in which a Goldman Sachs entity participates.

Furthermore, the requested exemption is sought to ensure that a Goldman Sachs Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership’s participation in an investment opportunity. Without this exemption, a Goldman Sachs Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Partnership’s portfolio companies, which would not have been the case had such Partnership not invested in such portfolio companies.

An exemption from Section 17(a) is consistent with the policy of each Partnership and the protection of investors and is necessary to promote the basic purpose of such Partnership, as more fully discussed with respect to Section 17(d) below. The Limited Partners in each Partnership will be fully informed of the possible extent of such Partnership’s dealings with Goldman Sachs, and, as successful professionals employed in investment and financial planning, including securities and insurance brokerage, investment banking, asset management, banking, cash management and trust services, investment management or related financial services businesses, or in administrative, financial, accounting, legal, marketing or operational activities related thereto, will be able to understand and evaluate the attendant risks. The community of interest among the Limited Partners in each Partnership, on the one hand, and Goldman Sachs, on the other hand, is the best insurance against any risk of abuse. Applicant acknowledges that the requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of the Unaffiliated Subadviser, or between a Partnership and any person who is not an employee, officer or director of Goldman Sachs or is an entity outside of Goldman Sachs and is an affiliated person of the Partnership as defined in Section 2(a)(3)(E) of the Act (“Advisory Person”) or any affiliated person of such person.

The considerations described above will protect each Partnership and will limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Applicant agrees to abide by the conditions set forth below to the relief requested from Section 17(a). In addition, the Applicant, on behalf of the Partnerships, acknowledges that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require a Commission order.

Section 17(d) and Rule 17d-1. The Applicant requests an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to permit affiliated persons of each Partnership (including without limitation the General Partner, Goldman Sachs, Affiliates of Goldman Sachs and a Goldman Sachs Third Party Fund), or affiliated persons of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Partnership or a company controlled by such Partnership is a participant. The exemption requested would permit, among other things, co-investments by each Partnership and by individual members or employees, officers, directors, or Consultants of Goldman Sachs making their own individual investment decisions apart from Goldman Sachs. Applicant acknowledges that the requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person or an affiliated person of either has an interest.

Compliance with Section 17(d) would prevent each Partnership from achieving a principal purpose, which is to provide a vehicle for Eligible Employees to co-invest with Goldman Sachs or, to the extent permitted by the terms of the applicable Partnership Agreement, with other employees, officers, directors, or Consultants or Goldman Sachs Entities, including, or with, a Goldman Sachs Third Party Fund. Because of the number and sophistication of the potential Limited Partners in a Partnership and persons affiliated with such Limited Partners, compliance with Section 17(d) would cause such Partnership to forego investment opportunities simply because a Limited Partner in such Partnership or other affiliated person of such Partnership (or any affiliate of such a person) also had, or contemplated making, a similar investment.

It is likely that suitable investments will be brought to the attention of a Partnership because of its affiliation with Goldman Sachs’ large capital resources and its experience in structuring complex transactions. In addition, attractive investment opportunities of the types considered by a Partnership often require each participant in the transaction to make available funds in an amount that may be substantially greater than those that may be available to such Partnership alone. As a result, the only way in which a Partnership may be able to participate in such opportunities may be to co-invest with other persons, including its affiliates.

In this regard, it should be noted that each Partnership will primarily be organized for the benefit of Eligible Employees, as an incentive for them to remain with Goldman Sachs and for the generation and maintenance of goodwill. The Applicant believes that, if co-investments with Goldman Sachs are prohibited, the appeal of a Partnership for Eligible Employees would be significantly diminished. Eligible Employees have indicated a desire to participate in such co-investment opportunities because they believe that (a) the resources of Goldman Sachs enable it to analyze investment opportunities to an extent that Eligible Employees would have neither the time nor resources to duplicate, (b) investments made by Goldman Sachs will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Furthermore, the requested relief is sought to ensure that a Goldman Sachs Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership’s participation in an investment opportunity. Without this exemption, a Goldman Sachs Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Partnership’s portfolio companies, which would not have been the case had such Partnership not invested in such portfolio companies.

The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting co-investments by Goldman Sachs, on the one hand, and a Partnership on the other, might lead to less advantageous treatment of such Partnership, is mitigated by the fact that (a) Goldman Sachs, in addition to its stake through the General Partner and its co-investment, if any, will be acutely concerned with its relationship with the personnel who invest in such Partnership, and (b) senior officers, directors and key employees of Goldman Sachs Entities will be investing in such Partnership.

In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Partnership. Given the criteria for Eligible Employees and the conditions with which the Partnerships have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.

The Applicant specifically acknowledges that the General Partner in managing a Partnership is subject to Sections 9, 36 and 37 of the 1940 Act, and the General Partner will, at all times, comply with the requirements of such Sections of the 1940 Act. The requirements of such Sections are specifically incorporated by reference in this Application.

The considerations described above will protect each Partnership and will limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicant, on behalf of the Partnerships, acknowledges that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which an order has not been requested, would require specific approval by the Commission.

Section 17(e) and Rule 17e-1. Section 17(e) of the 1940 Act and Rule 17e-1 under the 1940 Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicant requests an exemption from Section 17(e) to the extent necessary to permit a Goldman Sachs Entity (including the General Partner), acting as an agent or broker, to receive placement fees, advisory fees or other compensation from a Partnership (directly or indirectly) in connection with the purchase or sale by the Partnership of securities; provided that such placement fees, advisory fees or other compensation can be deemed to be “usual and customary” in the manner described below.

For purposes of this Application, the Goldman Sachs Entity will be permitted to charge such fees or to otherwise receive such compensation in a transaction from a Partnership, and such fees or other compensation will be deemed to be “usual and customary,” if (i) the Partnership is purchasing or selling securities (directly or indirectly) alongside other unaffiliated third parties (including Goldman Sachs Third Party Funds or Third Party Investors) who are also similarly purchasing or selling securities, (ii) the fees or other compensation that are being charged to the Partnership (directly or indirectly) are also being charged (on a pro rata basis) to the unaffiliated third parties (including Goldman Sachs Third Party Funds or Third Party Investors), and (iii) the amount of securities being purchased or sold by the Partnership (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Partnership (directly or indirectly) and the unaffiliated third parties (including Goldman Sachs Third Party Funds or Third Party Investors).

Compliance with Section 17(e) would prevent a Partnership from participating in a transaction in which Goldman Sachs, for other business reasons, does not wish it to appear as if the Partnership is being treated in a more favorable manner (by being charged lower fees) than unaffiliated third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Partnership to a Goldman Sachs Entity are those negotiated at arm’s length with unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater an interest as the Partnership in the transaction as a whole.

The Applicant also requests an exemption from Rule 17e-1(c) to the extent necessary to permit each Partnership to comply with Rule 17e-1 without the necessity of having a majority of the directors of the Partnership be “disinterested directors” as set forth in Rule 17e-1(c). A Partnership will not have directors; that role will be filled by the board (or a similar body) of the General Partner. Since all the directors (or members of a similar body) of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17e-1.

Similarly, the Applicant requests an exemption from Rule 17e-1 to the extent necessary to permit each Partnership to comply with Rule 17e-l without the necessity of having a majority of the directors of the General Partner who are not “interested persons” take such actions and make such approvals as are set forth in Rule 17e-l (b). Since all the directors of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17e-l (b). Specifically, each Partnership will comply with Rule 17e-1 by having a majority of the directors (or members of a comparable body) of the General Partner of the Partnership take such actions and make such approvals as are set forth in Rule 17e-1. Each Partnership will otherwise comply with all other requirements of Rule 17e-1.

Section 17(f), Rule 17f-1 and Rule 17f-2.  The Applicant requests an exemption from Section 17(f) and Rule 17f-1 to the extent necessary to permit a Goldman Sachs Entity to act as custodian without a written contract. Because there will be such a close association between each Partnership and Goldman Sachs, requiring a detailed written contract would expose such Partnership to unnecessary burden and expense. Furthermore, any securities owned by a Partnership held by a Goldman Sachs Entity required to have a broker’s blanket bond will have the protection of fidelity bonds. Thus, it does not appear that any written contract is necessary. In addition, an exemption is requested from the terms of Rule 17f-1(b)(4), as the Applicant does not believe the expense of retaining an independent accountant to conduct periodic verifications is warranted given the community of interest of all the parties involved and the existing requirement for an independent annual audit. Except as set forth above, each Partnership will otherwise comply with the provisions of Rule 17f-1.

Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicant requests relief from Section 17(f) of the 1940 Act and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2: (a) a Partnership’s investments may be kept in the locked files of the General Partner (or a Goldman Sachs Entity) for purposes of paragraph (b) of this rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the General Partner (or a Goldman Sachs Entity) will be deemed to be employees of the Partnerships, (ii) officers or managers of the General Partner of a Partnership (or a Goldman Sachs Entity) will be deemed to be officers of the Partnership and (iii) the General Partner of a Partnership (or a Goldman Sachs Entity) or its board of directors will be deemed to be the board of directors of the Partnership; and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the General Partner (or a Goldman Sachs Entity), each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. With respect to certain Partnerships, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicant asserts that, for such a Partnership, these instruments are most suitable kept in the files of the General Partner (or a Goldman Sachs Entity), where they can be referred to as necessary. Applicant will comply with all other provisions of Rule 17f-2.

Section 17(g) and Rule 17g-1. The Applicant requests exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the Partnerships who are not “interested persons” of the respective Partnerships (as defined in the 1940 Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the General Partner, regardless of whether it is deemed to be an interested person of the Partnerships. Because the General Partner will be the investment adviser to each Partnership, the General Partner will be an “interested person” of the Partnerships. The Applicant submits that relieving it and the Partnerships from the requirement under Rule 17g-l that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have a General Partner who is not an “interested person.” The Partnerships will comply with all other requirements of Rule 17g-1, except that the Applicant requests an exemption from the requirements of paragraphs (g) and (h) of Rule 17g-l relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors, and an exemption from the requirements of paragraph (j)(3) of Rule 17g-1 that the Partnerships comply with the fund governance standards defined in Rule 0-1(a)(7).

The Applicant believes that the filing requirements are burdensome and unnecessary as applied to the Partnerships. The General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such material will be subject to examination by the Commission and its staff. The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule. The Applicant submits that no purpose would be served in complying with the requirements of the Rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company a Partnership will not have public investors. Exempting the Partnerships from these provisions does not diminish investor protections, as Eligible Employees will still receive the protections offered by the Partnerships’ compliance with the other provisions of Rule 17g-1. Moreover, the Partnerships will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-l.

In addition, the Applicant maintains that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Partnerships will not have boards of directors. The General Partner of the Partnerships is the functional equivalent of the board of directors of an investment company. As stated above, the General Partner appoints the person responsible for maintaining and has access to all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule. The information that would otherwise be filed with the Commission under paragraph (g) of the Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule. It therefore would be unnecessary to give notices to the General Partner regarding this information.

For the same reasons, the Applicant believes that the requirements relating to disinterested directors and their counsel in paragraph (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the Partnerships. As discussed above, the Partnerships will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Partnerships. Moreover, in light of the purpose of the Partnerships and the community of interest among the Partnerships and between the Partnerships and the General Partner, the Applicant believes that little purpose would be served by this requirement even if it were feasible.

Section 17(j) and Rule 17j-1. Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for the investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of the Rule. Under Rule 17j-1, the investment company’s access persons must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records. In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the code.

The Applicant requests an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j-1(b)) because the requirements contained therein are burdensome and unnecessary. Requiring each Partnership to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Limited Partners in such Partnership by virtue of their common association with Goldman Sachs; the substantial and largely overlapping protections afforded by the conditions with which such Partnership has agreed to comply; the concern of Goldman Sachs that personnel who participate in such Partnership actually receive the benefits they expect to receive when investing in such Partnership; and the fact that the investments of such Partnership will be investments that usually would not be available to the Limited Partners in such Partnership, including those Limited Partners who would be deemed access persons, as individual investors. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Partnership. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b). The relief requested will extend only to entities within Goldman Sachs and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

Sections 30(a), (b) and (e). Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to a Partnership and would entail administrative and legal costs that outweigh any benefit to the Limited Partners in such Partnership. Also, due to the size, public presence and reputation of Goldman Sachs, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in these reports will be furnished to the Limited Partners in a Partnership, the only class of people truly interested in such material. In view of the community of interest among all parties affiliated with a Partnership and the fact that Interests in such Partnerships are not available to the public, but rather to a specific group of people only, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to ensure orderly markets and equality of information among the public) is not relevant to such Partnerships or their operations. Consequently, the Applicant requests that the exemptive relief be granted. Each Partnership would report annually to its Limited Partners in the manner described herein.

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Partnership to report annually to the Limited Partners in such Partnerships in the manner referenced above. A Partnership may actively trade portfolio securities and/or may hold a relatively small number of privately placed investments over long periods of time. Such investments require sophisticated and complex valuations. In view of the foregoing, and in light of the lack of trading or public market for the Interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.

Section 30(h). Section 30(h) of the 1940 Act requires that every officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act. As a result, the General Partner of each Partnership and others who may be deemed members of an advisory board or an investment adviser (and affiliated persons thereof) of such Partnership may be required to file Forms 3, 4 and 5 with respect to their ownership of Interests in such Partnership, even though no trading market for the Interests would exist and transferability of such Interests would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of Interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent. Accordingly, exemption is requested from the requirements of Section 30(h) to the extent necessary to exempt the General Partner of each Partnership, directors, and officers of the General Partner and any other persons who may be deemed members of an advisory board or investment adviser (and affiliated persons thereof) of such Partnership from filing Forms 3, 4 and 5 with respect to their ownership of Interests in such Partnership under Section 16 of the 1934 Act.

Rule 38a-1. Rule 38a-l requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities law and to appoint a chief compliance officer. Each Partnership will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the board of directors (or similar body) of the General Partner will fulfill the responsibilities assigned to the Partnership’s board of directors under the Rule; (ii) since the board of directors of the General Partner does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained; and (iii) since the board of directors of the General Partner does not have any disinterested directors, the Partnerships will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors of the General Partner as constituted.

IV.	APPLICANTS’ CONDITIONS
Applicant agrees that any order granting the requested relief will be subject to the following conditions:
  1.          Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 to which a Partnership is a party (the “Section 17 Transactions”) will be effected only if the General Partner determines that:
(a)       the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Limited Partners of the participating Partnership and do not involve over-reaching of such Partnership or its Limited Partners on the part of any person concerned; and
(b)       the Section 17 Transaction is consistent with the interests of the Limited Partners of the participating Partnership, such Partnership’s organizational documents and such Partnership’s reports to its Limited Partners.
In addition, the General Partner will record and will preserve a description of all Section 17 Transactions, the General Partner’s findings, and the information or materials upon which the General Partner’s findings are based and the basis for the findings. All such records will be maintained for the life of the Partnership and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.
  2.        The General Partner will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Partnership, or any affiliated person of such a person, promoter or principal underwriter.
  3.         The General Partner will not make on behalf of a Partnership any investment in which a Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which such Partnership and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives such General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless the participating Partnership holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term “Co-Investor” with respect to any Partnership means any person who is: (a) an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of such Partnership (other than a Goldman Sachs Third Party Fund); (b) a Goldman Sachs Entity; (c) an officer, director or partner of a Goldman Sachs Entity; or (d) an entity (other than a Goldman Sachs Third Party Fund) in which the General Partner acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which such Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of such Co-Investor, including step and adoptive relationships, or to a trust or other investment vehicle established for any such immediate family member; or (c) when the investment is comprised of securities that are (i) listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act; (ii) NMS stocks, pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(b) of Regulation NMS thereunder; (iii) government securities as defined in Section 2(a)(16) of the 1940 Act; or (iv) listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.         Each Partnership and its General Partner will maintain and preserve, for the life of such Partnership and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Limited Partners in such Partnership, and each annual report of such Partnership required to be sent to such Limited Partners, and agree that all such records will be subject to examination by the Commission and its staff. Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.
5.         The General Partner of each Partnership will send to each Limited Partner in that Partnership, at any time during the fiscal year then ended, Partnership financial statements audited by such Partnership’s independent accountants, except in the case of a Partnership formed to make a single Portfolio Investment. In such cases, the Partnership may send unaudited financial statements, but each Limited Partner will receive financial statements of the single Portfolio Investment audited by such entity’s independent accountants. At the end of each fiscal year, the General Partner will make a valuation or have a valuation made of all of the assets of the Partnership as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Partnership. In addition,  as soon as practicable after the end of each fiscal year of each Partnership, the General Partner will send a report to each person who was a Limited Partner at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Limited Partner of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.
6.         If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of Goldman Sachs (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Partnership’s determination of whether or not to effect the purchase or sale.

V.	CONCLUSION
For the foregoing reasons, Applicant requests an order under Sections 6(b) and 6(e) of the 1940 Act exempting Applicant and any Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under those sections of the 1940 Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the Application. It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each Partnership is an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Application have been complied with and that the undersigned, who have signed and filed this Application on behalf of the Applicant, are fully authorized to do so.

Dated: June 7, 2021
THE GOLDMAN SACHS GROUP, INC.

By:	/s/ David Thomas
Name: David Thomas
Title: Deputy General Counsel

Exhibit A

Authorization

Pursuant to Article IV of the By-Laws of The Goldman Sachs Group, Inc. (“GS Group”), David Thomas, Deputy General Counsel of GS Group, is entitled to execute and file this application on behalf of GS Group.  All required action necessary to fully authorize David Thomas to execute and file this application on behalf of GS Group has been taken, and David Thomas is so authorized.

Dated: June 7, 2021
THE GOLDMAN SACHS GROUP, INC.

By:	/s/ David Thomas
Name: David Thomas
Title: Deputy General Counsel

Exhibit A: Officer’s Certificate of The Goldman Sachs Group, Inc.

Exhibit B

Verification

The undersigned states that he has duly executed the foregoing Application, dated June 7, 2021, for and on behalf of The Goldman Sachs Group, Inc., that he is Deputy General Counsel of The Goldman Sachs Group, Inc., and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: June 7, 2021
THE GOLDMAN SACHS GROUP, INC.

By:	/s/ David Thomas
Name: David Thomas
Title: Deputy General Counsel

Exhibit B: Verification of The Goldman Sachs Group, Inc.